TREE TOP INDUSTRIES, INC.

666 Fifth Avenue, Suite 300                              775-261-3728 (Tel)
New York, NY 10103                                       775-890-3823 (Fax)
        ____________________________________________________________


VIA EMAIL AND EDGAR CORRESPONDENCE
----------------------------------

                                                           January 25, 2006
Mark Kronforst
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:  TREE TOP INDUSTRIES, INC.
     FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
     FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005
     FILE NO. 000-10201

Dear Mr. Kronforst:

As discussed last week, we have filed amendments to the 10-KSB for fiscal year ended December 31, 2004 and the 10-QSB for the quarter ended March 31, 2005. Those amendments may be reviewed via Edgar. Please let us know if you would like a redlined copy of the edits. We have removed references to management's report on internal financial reporting noting that the Company is exempt until after April 15, 2005 per the Final Rules promulgated by the SEC. You should note further that our auditor has restated the information noted in your letter of May 19, 2005.

As requested, we are hereby submitting for your review our responses to your Letter dated May 19, 2005. For purposes of clarity, we have supplied the full text of the issue raised in your Letter followed by our response.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 15

     1. We note that your principal offices in New York, New York. In view of this, explain to us your basis for engaging an audit firm located in Bountiful, Utah. Separately tell us whether or not your audit firm is licensed to practice in the state of New York.

RESPONSE:

We are incorporated in the State of Nevada. Therefore, the choice of our audit firm in Bountiful, UT reflects jurisdictional proximity to the state of our incorporation. Further our headquarter offices in New York, NY are for the convenience of management since David Reichman (our President and CEO) is based in New York City. Also, most of the business opportunities that we have explored to date have been West Coast companies so our choice of an audit firm on the West Coast seemed logical to us.

Our audit firm is not licensed in the State of New York and do not perform any services for us in New York. All services are performed by our audit firm in Utah where they are fully licensed. Prior to engaging our audit firm, our previous audit firm was based in New Jersey. During the period, we used the services of a New York based accountant for non-audit work. As an early stage development company with "going concern" commentary in our financial statements we strive for efficiency and cost savings in our engagement of professionals without diminishing the quality of those services performed.


     2. We were unable to locate an auditor's report pertaining to your statements of operations, stockholder's equity and cash flows for the year ended December 31, 2003. Supplementally, explain to us how you have complied with Item 310 of Regulation S-B given that these statements are included in your Form 10-KSB.

RESPONSE:

The prior year (2003) audit report has been provided in compliance with
Item 310 of Regulation S-B.

ITEM 7.  FINANCIAL STATEMENTS

Consolidated Statements of Operations, page 17

     3. Supplementally, explain to us how you have recognized the fair value of the services performed by your officers and directors during the periods presented in your Form 10-KSB and the subsequent interim period. Refer to SAB 5.T for guidance.

     RESPONSE:

We have stated generally in our filings that "[t]he Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations , in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123,
 Accounting for Stock-Based Compensation . SFAS No 123 requires the recognition of compensation cost using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company uses the Black-Scholes pricing model to calculate the fair value of options and warrants issued to non-employees. Stock issued for compensation is valued using the market price of the stock on the date of the related agreement."

Supplementally, during the period, the Company's officers and directors had accumulated a total of $544,000 in expenses. Accordingly, the shares issued to officers and directors were issued at $0.1088 per share based upon a "weighted average" formula versus a "fair market value" formula.

We believe that share price based on a "weighted average" formula was warranted given the highly volatile price for our shares. According to Yahoo Finance, we determined that the historical price of our shares on the date of authorization were priced at $0.07 per share for 3,000,000 shares; and $0.06 per share for 2,000,000 shares, respectively. The amount of expense recognized by the Company in the issuance of these shares for services equate to $544,000.

We believe that the price per share is more accurately valued based on the weighted average rather than the market value at the date of authorization. If the shares were issued at fair market value at the date of authorization the amount that would have been recognized is $330,000 or a difference of $214,000 less than what is shown on the statement of operations.

ITEM 8A.  CONTROLS AND PROCEDURES, PAGE 33

     4. It appears to us that you are attempting to voluntarily comply with the disclosure requirements of Item 308(a) of Regulation S-B by providing management's assessment of the effectiveness of internal control over financial reporting. However, your disclosures do not appear to comply with Item 308(a) and you have not included the auditor attestation report as required by Item 308(b). Supplementally, address these inconsistencies.

     RESPONSE:

     Since we are exempt from these requirements, we have chosen not to voluntarily attempt compliance at this time. References in our filings have been amended to reflect this exemption thereby clarifying any confusion. Specifically, Item 8a appearing on page 33 (as Edgarized 01/20/06) has been edited to reflect our clarified position.

     FOR 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

     ITEM 3.  CONTROLS AND PROCEDURES, PAGE 21

     5. Supplementally, explain why your disclosures do not appear to conform to the requirements of Items 307 and 308(c) of Regulation S-B. In this regard, we note that you continue to evaluate effectiveness as of a date within 90 days of filing and your disclosures regarding changes in internal controls do not materially conform to Item 308(c).

     RESPONSE:

     We have deleted any references to this disclosure item noting that we have chosen not to voluntarily attempt compliance at this time. References in our filings have been amended to reflect this exemption thereby clarifying any confusion. Specifically, our edits appear on page 21 (as Edgarized 01/20/06).



                                 Conclusion
                                -----------

     While we believe that all of the issues addressed in your Letter of May 19, 2005 have been satisfied herein you may require additional explanation and/or supplementation following your review. While we have prepared amended filings of the Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarterly period ended March 31, 2005 which were filed on Friday, January 20, 2006, we are prepared to address any further issues related thereto once you have completed your review.


     Respectfully submitted,

     TREE TOP INDUSTRIES, INC.


     By:  /s/ David Reichman, President and CEO
          -------------------------------------

     DR:jed